SHARP CORPORATION
22-22 Nagaike-cho,Abeno-ku,Osaka
545-8522, Japan

02 JUL -8 AM 10:18

June 27, 2002

02042424

Sharp Corporation
File No. 82-1116

SUPPL

Dear Sirs,

We would like to express our appreciation for your encouraging support to and interest in Sharp Corporation.

According to the Agreement, we herewith enclose the following documents.

	Number
- Notice of Resolutions of the 108th Ordinary General Meeting of Shareholders	1

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Yours very truly,

SHARP CORPORATION
Securities & Finance Dept.

To: Our Shareholders

June 27, 2002

Notice of Resolutions of the 108th Ordinary General Meeting of Shareholders

Dear Sirs:

We hereby notify the following report and resolutions made at the 108th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter called the " Company"), held on June 27, 2002.

Description

Report: The Business Report, Balance Sheets and Statements of Income for the 108th Term(from April 1, 2001 to March 31, 2002) and Cancellation of Treasury Shares by using Capital Reserves

A report was made on the contents of the above statements.

Resolution:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 108th Term

The proposal was approved and passed as drafted.
Regarding the dividends for the term, it was resolved that there be an annual dividend of ¥14 per share, which was an increase of ¥1 per share compared to the dividend for the previous term, and that the year-end dividend be ¥7 per share, since we have already paid an interim dividend of ¥7 per share.

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

The proposal was approved and passed as drafted.
The summary of the amendment is as follows;

(1) The Company has purchased and cancelled 17,393,000 ordinary shares of the Company by using capital reserves.
As a result of this, the Company changed the total number of shares issued by the Company to 1,982,607,000 shares.

(2) Par value shares and the current unit share system (tan-i kabu seido) were repealed and a new unit share system (tangen kabu seido) was created with the enactment of the Law Concerning Amendments to Certain Provisions of the Commercial Code (Law No. 79 of 2001), which came into effect on October 1, 2001.
In addition, with this law, the definition of a quorum was changed regarding election of Directors and Corporate Auditors, and the Law Concerning Special Exceptions to the Commercial Code with respect to Stock Cancellation Procedures was repealed. In accordance with these changes, the Company made appropriate changes in the current Articles of Incorporation.

(3) With the enactment of the Law Concerning Amendments to Certain Provisions of the Commercial Code (Law No. 128 of 2001), which came into effect on April 1, 2002, register of shareholders, minutes of general meetings of shareholders and other corporate documents are now allowed to be prepared in electronic form. In accordance with this change, the Company made appropriate changes in the current Articles of Incorporation.

Proposal No.3: Acquisition of Treasury Shares

The proposal was approved and passed that there be acquired up to 20 million ordinary shares of the Company, totaling up to ¥30 billion in purchase price, from the close of this general meeting of shareholders to the close of the immediately following general meeting of shareholders, pursuant to Article 210 of the Commercial Code.

Yours very truly,

SHARP CORPORATION